UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Babcock & Brown Air Limited

____________________________________________________________

(Name of Issuer)

American Depositary Receipts representing Common Shares

____________________________________________________________

(Title of Class of Securities)

05614P 101

_______________________________________

(CUSIP Number)

Mina Kim, Esq. Babcock & Brown Limited 2 Harrison Street, 6th Floor San Francisco, California 94105 (415) 512-1515	Boris Dolgonos, Esq. Weil, Gotshal & Manges LLP 767 5th Avenue New York, New York 10153 (212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2007

_____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05614P 101

1.		Name of Reporting Person. BBGP Aircraft Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,036,067
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,036,067
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 3,036,067
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 9.0%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.		Name of Reporting Person. Babcock & Brown Global Partners
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,036,067
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,036,067
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 3,036,067
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 9.0%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No. 05614P 101

1.		Name of Reporting Person. BBGP Managing General Partner Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,036,067
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,036,067
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 3,036,067
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 9.0%
14.		Type of Reporting Person (See Instructions) CO

This Amendment No. 1 amends and supplements the statement on Schedule 13D initially filed on October 12, 2007 (“Schedule 13D”), with the Securities and Exchange Commission (the “SEC”) by BBGP Aircraft Holdings Ltd, for and on behalf of itself, Babcock & Brown Global Partners and BBGP Managing General Partner Ltd, which schedule relates to the American Depositary Shares (“ADSs”) representing common shares, each par value $0.001 per share, of Babcock & Brown Air Limited, a Bermuda company (“B&B Air”). Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

Paragraph (a) of Item 4 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:

(a) In connection with B&B Air’s initial public offering, BBGP granted the underwriters an option to purchase up to 1,522,149 of the ADSs it purchased in the private placement to cover over-allotments. On October 10, 2007 the underwriters notified BBGP that they were exercising their over-allotment option in full, and on October 15, 2007 the underwriters purchased 1,522,149 ADSs from BBGP pursuant to the option. Following this sale to the underwriters, BBGP holds 3,036,067 ADSs.

Item 5. Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:

(a) The response of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the beneficial owners of 3,036,067 ADSs. Such ADSs represent approximately 9.0% of B&B Air’s outstanding ADSs, based on the number of ADSs outstanding following the consummation of B&B Air’s initial public offering on October 2 and the consummation of the exercise of the underwriters’ over-allotment option on October 15, 2007.

Paragraph (b) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:

(b) The Reporting Persons have the shared power to direct the vote and the disposition of the 3,036,067 ADSs held by BBGP.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:

(c)  Other than the acquisition of the 4,558,216 ADSs consummated on October 2, 2007 and the sale of 1,522,149 ADSs pursuant to the underwriters’ over-allotment option consummated on October 15, 2007, no Reporting Person has effected any other transactions in B&B Air’s ADSs during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The last paragraph of Item 6 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:

In connection with B&B Air’s initial public offering, BBGP entered into an underwriting agreement on September 26, 2007 pursuant to which it granted the underwriters a 30-day option to purchase up to 1,522,149 of the ADSs BBGP purchased in the private placement to cover over-allotments. On October 10, 2007 the underwriters notified BBGP that they were exercising their over-allotment option in full, and on October 15, 2007 the underwriters purchased 1,522,149 ADSs from BBGP pursuant to the option. Following this sale to the underwriters, BBGP holds 3,036,067 ADSs.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of October 23, 2007 that the information set forth in this statement is true, complete and correct.

BBGP Aircraft Holdings Ltd
By:	/s/ Mina Kim
	Name:	Mina Kim
	Title:	Attorney-In-Fact

Babcock & Brown Global Partners
By:	BBGP Managing General Partner Ltd, its general partner
By:	/s/ Mina Kim
	Name:	Mina Kim
	Title:	Attorney-In-Fact

BBGP Managing General Partner Ltd
By:	/s/ Mina Kim
	Name:	Mina Kim
	Title:	Attorney-In-Fact